UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), by Hewlett Packard Enterprise Company, a Delaware corporation (“HPE”) and Nebraska Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of HPE (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated March 6, 2017 (the “Merger Agreement”), by and among Nimble Storage, Merger Sub and Parent:

•	a blog post made by Suresh Vasudevan, the Chief Executive Officer of Nimble Storage, dated March 7, 2017, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

•	a form of message to Nimble Storage employees from Suresh Vasudevan, the Chief Executive Officer of Nimble Storage, first used or made available on March 7, 2017, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference;

•	a form of FAQ distributed to Nimble Storage employees, first used or made available on March 7, 2017, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference; and

•	a Tweet by Nimble Storage, sent on March 7, 2017, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Nimble Storage on March 7, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Nimble Storage common stock (the “Offer”) has not yet commenced. This Schedule 14D-9 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that HPE and Merger Sub will file with the SEC. At the time the tender offer is commenced, HPE and Merger Sub will file tender offer materials on Schedule TO, and thereafter Nimble Storage will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission (the “SEC”) with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Nimble Storage stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to Nimble Storage, Inc., 211 River Oaks Parkway, San Jose, California 95134, Attn: Investor Relations, or by telephone at (408) 514-3475.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, HPE and Nimble Storage file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by HPE or Nimble Storage at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. HPE’s and Nimble Storage’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the Merger Agreement; the expected timing of the completion of the Offer and the merger; the ability of HPE, Merger Sub and Nimble Storage to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January 31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.

Exhibit Index

Exhibit No.	Description

99.1	Blog post made by Suresh Vasudevan, the Chief Executive Officer of Nimble Storage, dated March 7, 2017

99.2	Form of message to Nimble Storage employees from Suresh Vasudevan, the Chief Executive Officer of Nimble Storage, first used or made available on March 7, 2017

99.3	Form of FAQ distributed to Nimble Storage employees, first used or made available on March 7, 2017

99.4	a Tweet by Nimble Storage, sent on March 7, 2017